Exhibit 4.6
Annex 3
FORM OF INDEMNIFICATION AGREEMENT
This Indemnification Agreement (this “Agreement”) is effective as of                      by and between Lumenis Ltd., a company incorporated under the laws of the State of Israel, with it principal offices at New Industrial Park, P.O. Box 240 Yokneam, 20692 (the “Company”), and the individual set forth on the signature page to this Agreement (“Indemnitee”), residing at the address set forth beneath Indemnitee signature to this Agreement
Whereas, the Company and Indemnitee recognize the difficulty in obtaining full and adequate liability insurance for directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;
Whereas, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance have been severely limited;
Whereas, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company and, in part, in order to induce Indemnitee to continue to provide services to the Company, wishes to provide for the indemnification and advancement of expense to Indemnitee, to exempt Indemnitee from liability to the Company, and agree to procure reasonable insurance coverage, all of the foregoing to the maximum extent permitted by law; and
Whereas, in view of the considerations set forth above, the Company desires that Indemnitee shall be indemnified and exempted by the Company, and enjoy appropriate insurance coverage, all as set forth herein.
Now, Therefore, the Company and Indemnitee hereby agree as follows:
1. Indemnification
     1.1. Indemnification of Liabilities and Expenses. The Company shall indemnify Indemnitee to the fullest extent permitted by law and subject to the limitations set forth in paragraph 1.2, with respect to the following liabilities and expenses imposed on or incurred by the Indemnitee due to an act or omission by the Indemnitee in his capacity as a director, officer, employee, agent or fiduciary of the Company, or any subsidiary thereof (regardless whether it is a subsidiary of the Company at the date hereof), or as a director, officer, employee, agent or fiduciary of another corporation, collaboration, partnership, joint venture, trust or other enterprise, serving at the request of the Company (the “Corporate Capacity”): (i) any financial obligation imposed on Indemnitee in favor of another person by, or expended by Indemnitee as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court, by reason of or arising in connection with any Indemnifiable Event (as defined below); (ii) any and all reasonable litigation expenses (including attorneys’ fees) and all other costs, expenses and obligations (collectively, “Expenses”) incurred by Indemnitee or charged to Indemnitee by court in connection with a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in any criminal proceedings in which Indemnitee is acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which Indemnitee is convicted; and (iii) all Expenses expended by Indemnitee due to an investigation or a proceeding instituted against

Indemnitee by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment (as defined in the Israeli Companies Law-1999 (the “Companies Law”)) against Indemnitee and without any financial obligation imposed on Indemnitee in lieu of criminal proceedings (as defined in the Companies Law), or that is concluded without Indemnitee’s indictment but with a financial obligation imposed on Indemnitee in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent). The Expenses herein shall include, except to the extent not permitted under the Companies Law, all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. Such payments of Expenses shall be made by the Company as soon as practicable but in any event no later than five (5) days after written demand by Indemnitee therefor is presented to the Company.
     1.2. Indemnifiable Event; Limit Amounts. For the purpose of this Agreement, an “Indemnifiable Event” shall mean any event or occurrence falling all or in part within any one or more of the categories set forth in Exhibit A to this Agreement. Indemnification pursuant to paragraph 1.1(i) with respect to each such Indemnifiable Event described in Exhibit A is limited in amount to the amounts specified opposite its description (the “Limit Amount”). Each such Limit Amount shall be subject to continuing review and consideration by the Company, and may be increased, but never decreased, if the Board of Directors, with the prior approval of the Audit Committee of the Company, determines that such Limit Amount is not reasonable in the circumstances, including if it is less than the financial obligation or Expenses which can be expected to be incurred by Indemnitee in connection with the corresponding Indemnifiable Event. The Indemnification provided herein shall not be subject to the foregoing limits, if and to the extent such limits are no longer required by Israeli law. If the Limit Amount is insufficient to cover all amounts to which Indemnitee and all persons whom the Company has agreed to indemnify for the matters and in the circumstances described herein, then such amount shall be allocated to such persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, in equal amounts.
     1.3. Reviewing Party. Notwithstanding the foregoing: (i) the obligations of the Company under Section 1.1 shall be subject to the condition that the Reviewing Party (as described in Section 9.4 hereof) shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 1.4 hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section 2.1 (an “Expense Advance”) shall be subject to the condition that if, when and to the extent that the Reviewing Party determines that Indemnitee should not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such-amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. Indemnitee’s obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon. If there has not been a Change in Control (as defined in Section 9.3 hereto) following the date hereof, the Reviewing

Patty shall be selected by the Board of Directors, and if there has been such a Change in Control (other than a Change in Control which has been approved by a majority of the Company’s Board of Directors who were directors immediately prior to such Change in Control), the Reviewing Party shall be the Independent legal Counsel referred to in Section 9.4 hereof. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual basis therefor; and the Company hereby consents to service of process and to appear in any such proceeding.
     1.4. Change in Control. The Company agrees that if there is a Change in Control of the Company (other than a Change in Control which has been approved by a majority of the Company’s Board of Directors who were directors immediately prior to such Change in Control) then with respect to all matters thereafter arising concerning the rights of Indemnitee to indemnification rights, payments of Expense and Expense Advances under this Agreement or any other agreement or under the Company’s Memorandum or Articles of Association as now or hereinafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined in Section 9.4 hereof selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld or delayed). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorney’s fees), claims, liabilities and damages arising out of or relating to this Agreement of its engagement pursuant hereto.
     1.5. Mandatory Payment of Expenses. Notwithstanding any other prevision of this Agreement other than Section 8 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation referred to in Section 1.1 hereof or in the defense of any claim, issue or matter therein, Indemnitee shall be indemnified against all financial obligations and Expenses incurred by Indemnitee in connection therewith.
2. Expenses; Indemnification Procedure
     2.1. Advancement of Expenses. The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable, but in any event no later than five (5) days after written demand by Indemnitee therefor to the Company. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets. In the event that Indemnitee is indemnified and paid for any sums in accordance with this Agreement in connection with a legal proceeding, and later it becomes clear that Indemnitee was not entitled to such payments, the Expense Advances will be repaid by Indemnitee and such advances will be deemed as a loan given to Indemnitee by the Company subject to as low as permissible an interest rate as specified in section 3(9) of the Income Tax

Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.
     2.2. Notice; Cooperation by Indemnitee. Indemnitee shall, as a condition precedent to Indemnitee’s right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any claim made against Indemnitee for which Indemnification will or could be sought under this Agreement, provided, however, that any failure to provide such notice shall not affect Indemnitee’s rights to indemnification hereunder unless and to the extent such failure to provide notice materially and adversely prejudices the Company’s right to defend against such action. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee), or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Company’s Board of Directors, at the same address. In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee’s power.
     2.3. No Presumptions; Burden of Proof. For purposes of this Agreement, the termination of any claim by judgment, order, settlement (whether without court approval) or conviction, or upon a plea of guilty, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law, shall be a defense against Indemnitee’s claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.
     2.4. Notice to Insurers. If, at the time of the receipt by the Company of a notice of a claim pursuant to Section 2(b) hereof, the Company has liability insurance in effect which may cover such claim, the Company shall give prompt notice of the commencement of such claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.
     2.5. Selection of Counsel. In the event that (1) the Company shall be obligated to indemnify the Indemnitee and/or pay the Expenses of any claim, and (2) (if applicable) the Company shall have confirmed to Indemnitee in writing that the indemnification in question will not exceed the Limit Amount in respect of such claim, and (3) the proceedings have not been initiated against the Indemnitee by the Company or on its behalf; then the Company shall be entitled to assume the defense of such claim with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election to do so after delivery of such written confirmation and such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, and the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same claim; provided, that: (i) Indemnitee shall have the right to employ Indemnitee’s counsel in any such claim at Indemnitee’s expense, and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, or (B) Indemnitee shall have reasonably concluded that a potential conflict of interest between the Company and Indemnitee may arise in the conduct of any such defense, or (C) the Company shall fail to assume the defense of such claim in a timely manner, or does not continue to retain such counsel to defend such claim, or (D) the Company refers the conduct of defense to an attorney who is not, upon reasonable grounds, acceptable to the Indemnitee, then, in each such case, the fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall and shall cause the counsel retained by it to take all necessary steps to bring the claim to a close and will keep the Indemnitee informed of key steps in the process. The counsel retained by the Company to conduct the defense pursuant to this Section shall be bound by a fiduciary duty to the Indemnitee and to the Company. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is otherwise fully indemnifiable pursuant to this Agreement and/or applicable law, and any such settlement, compromise or judgment includes (i) a complete release discharge of indemnity, and (ii) does not contain any admittance of wrong doing by Indemnitee, and (iii) is monetary only. In the case of criminal proceedings the Company and/or the counsel retained by it will not have the right to plead guilty in your name or to agree to a plea-bargain in Indemnitee’s name, without Indemnitee’s prior consent.
          Notwithstanding anything to the contrary, if the Company fails to comply with any of its obligations under this Agreement or in the event that the Company or any other person takes any action to declare this Agreement void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from Indemnitee the benefits intended to be provided to Indemnitee hereunder or under any other agreement or insurance policy or under the Company’s Memorandum or Articles of Association now or hereafter in effect relating to indemnification, release, exemption or insurance of Indemnitee by reason of his Corporate Capacity, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, then Indemnitee shall have the right to retain counsel of his choice, and reasonably acceptable to the Company and at the expense of the Company, to represent Indemnitee in connection with any such matter.
3. Additional Indemnification Rights; Non-exclusivity
     3.1. Scope. In the event of any change after the date of this Agreement of any applicable law, statute or rule which expands the right of a corporation of the Company’s state of incorporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a corporation of the Company’s country or state of incorporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute of rule to be applied to this Agreement, shall have no effect on this Agreement or the parties’ rights and obligations hereunder except as set forth in Section 8.1 hereof.

     3.2. Non-exclusivity. The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company’s Memorandum and Articles of Association, as may from time to time be amended or replaced, any agreement, any vote of shareholders or disinterested directors, the laws of the Company’s state of incorporation, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action Indemnitee took or did not take while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.
4. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles or Memorandum of Association or otherwise) of the amounts otherwise indemnifiable hereunder, except for the difference, if any, between the amounts received by the Indemnitee as aforesaid and the total obligations, liabilities and/or Expenses incurred by Indemnitee in connection with such claim. Any amount received from D&O Insurance (as defined below) shall not be deducted from the Limit Amount hereunder.
5. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the obligations, liabilities and/or Expenses incurred in connection with any claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such obligations, liabilities and/or Expenses to which Indemnitee is entitled.
6. Liability Insurance. As long as the Indemnitee continues to serve in a Corporate Capacity and thereafter as long as the Indemnitee may be subject to any possible proceedings, the Company shall procure and maintain directors’ and officers’ liability insurance to the fullest extent permitted by law providing liability insurance for directors, officers, employees, agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other entity which such person serves at the request of the Company (“D&O Insurance”), in such amount (per claim and per period) as the Company shall deem appropriate and Indemnitee shall be covered by such policy(ies) in accordance with its terms to the maximum extent of the coverage available for any such director, officer, employee, agent or fiduciaries thereunder; provided, that, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit, or the Indemnitee is covered by similar insurance maintained by a subsidiary of the Company; and provided further, that the Company shall not terminate any existing insurance coverage without notifying the Indemnitee of its intention to do so at least ninety (90) days prior to the effective date of such termination (for this purpose the non-renewal of such coverage shall be deemed as termination thereof and the effective date of such termination shall then be the expiration date of the existing coverage).
7. Exemption. To the maximum extent permitted by law, the Company hereby exempts and releases Indemnitee from any and all liability to the Company related to any breach by Indemnitee of his of her duty of care to the Company, subject to the provisions of Section 8.1 below and provided that in no event shall Indemnitee be exempted in advance for a breach of his duty of care to the Company in a distribution (as defined in the Companies Law).
8. Exceptions. Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:
     8.1. Excluded Acts and Omissions. To the extent it is prohibited under applicable law, to indemnify, insure or exempt Indemnitee from or against any liability arising out of: (i) Indemnitee’s breach of fiduciary duty (other than, in case of insuring the Indemnity, a breach of fiduciary duty to the Company, provided that the Indemnitee has acted or omitted to act in good faith and had reasonable ground to believe such action will not prejudice the Company’s interests), (ii) intentional or reckless beach by Indemnitee of his or her duty of care to the Company, but other than if done in negligence only, or (iii) Indemnitee’s action taken with the intention to unduly profit therefrom, and (iv) any fine or penalty payment to propitiate an offense imposed on Indemnitee.
     8.2. Claims Initiated by Indemnitee. To indemnify or advance expenses to Indemnitee with respect to claims initiated or brought voluntarily by Indemnitee and not by way of defense, except: (i) with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company’s Memorandum or Articles of Association now or hereafter in effect relating to claims for indemnification, release, exemption or insurance of Indemnitee by reason of his Corporate Capacity, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such suit, or (iii) as otherwise required under the laws of the Company’s state of incorporation, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment of insurance recovery, as the case may be; or
     8.3. Claims Under Section 16(B). To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar successor statute.
9. Construction of Certain Phrases.
     9.1. For purposes of this Agreement, references to the “Company” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, offices, employees, agents or fiduciaries, so that if Indemnitee is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.
     9.2. For purposes of this Agreement, references to “other enterprises” shall include employee benefit plans; and references to “serving at the request of the Company” shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner “not opposed to the best interests of the Company” or that does “not prejudice the Company’s interests” as referred to in this Agreement.
     9.3. For purposes of this Agreement, a “Change in Control” shall be deemed to have occurred if (i) any “person” (as such term is used in Sections 13(d)

and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders as a result of a transaction not otherwise constituting a Change of Control, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 20% of the total voting power represented by the Company’s then outstanding voting securities, unless the person has filed a Schedule 13D twenty-four months preceding the date of this Agreement, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was applied by a vote of at least two-thirds (2/3) of the directors then still in office (other than directors whose election was approved in connection with the settlement of a proxy contest or consent solicitation), cease for any lesson to constitute a majority thereof or (iii) the Company consummates a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) a majority of the total voting power represented by the voting securities of the Company of the surviving entity outstanding immediately after such merger or consolidation, or (iv) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company’s assets.
     9.4. For purposes of this Agreement, “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with the provision of Section 1.4 hereof, who shall not have otherwise performed services for the company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other Indemnitees under similar indemnity agreements).
     9.5. For purposes of this Agreement, a “Reviewing Party” shall mean any appropriate person or body consisting of a member or members of the Company’s Board of Directors or any other person or body appointed by the Board of Directors who is not party to the particular claim for which Indemnitee is seeking indemnification, or Independent Legal Counsel.
     9.6. Words and expressions importing the masculine gender shall include the feminine gender, and words and expressions importing persons shall include bodies corporate.
10. Required Approvals. If for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.
11. Post Factum Indemnity. Nothing contained in this Agreement derogates from the Company’s right to indemnify Indemnitee post factum for any amounts which Indemnitee may be obligated to pay as set forth in Section 1.1 above without the limitations set forth in Section 1.2 above.
12. Representations and Warranties of the Company. The Company hereby represents and warrants to Indemnitee as follows:

     12.1. Authority. The Company has all necessary power and authority to enter into, and be bound by the terms of, this Agreement, and the execution, delivery and performance of the this Agreement have been duly authorized by the Company.
     12.2. Enforceability. This Agreement, when executed and delivered by the Company in accordance with the provisions hereof, shall be a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or equitable principles.
13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.
14. Binding Effect; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise) to all, or substantially all the business and/or assets of the Company, spouses, heirs, personal and legal representative, executors and administrators. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall survive and continue to be in effect for the benefit of Indemnitee and his spouses, heirs, personal and legal representative, executors and administrators after the Indemnitee has ceased to serve in a Corporate Capacity.
15. Attorney’s Fees. In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all reasonable expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee’s counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, the court having jurisdiction over such action determines that each of Indemnitee’s material defenses to such action were made in bad faith or were frivolous.
16. Notice. All notices and other communications required or permitted hereunder Shall be in writing, shall be effective when given and shall in any event be deemed to be given: (a) five (5) business days after deposit with the applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if delivered by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to Indemnitee, at the Indemnitee’s address as set forth beneath Indemnitee’s signature to this Agreement and if to the Company at the address of its principal corporate offices or at such other address as such party may designate by ten days’ advance written notice to the other patty hereto.

17. Consent to Jurisdiction. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the competent courts of the Tel-Aviv District which shall be the exclusive and only proper forum for adjudicating such a claim.
18. Severability. The provisions of this Agreement shall be severable in the event that any of the provision hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable, to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
19. Choice of law. This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Israel, as applied to contracts between Israeli residents, entered into and to be performed entirely within the State of Israel, without regard to the conflict of laws principles thereof or of any other jurisdiction.
20. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such lights.
21. Amendment and Termination. Except with respect to changes in the governing law which expand Indemnitee’s right hereunder as set forth in Section 3.1 and which shall be automatically, without the requirement to take any action by either of the parties hereto, be incorporated to this Agreement, no amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
22. Integration and Entire Agreement. This Agreement sets forth the entire understanding between the parties hereto and supersedes and usages all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.
[FOR EXISTING D&OS: The indemnification agreement entered into by the Company and the Indemnitee, in a form as approved in the 2000 annual shareholders meeting (“2000 Indemnity Agreement”) shall supersede the terms of this Agreement, provided, however that if it shall be determined that (i) any provision under the 2000 Indemnity Agreement is void or invalid, the terms of this Agreement in connection with such provision shall supersede, or (ii) the 2000 Indemnity Agreement is invalid, then the terms of this Agreement shall supersede.]
23. No Construction as Employment Agreement. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ or otherwise in the service of the Company or any of its subsidiaries.
IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written

LUMENIS L TD

By

Address:	New Industrial Park P.O Box 240 Yokneam, 20692 Telecopier No.: 04-9599050
AGREED TO AND ACCEPTED AS OF THE
DATE FIRST WRITTEN ABOVE:
INDEMNITEE:

Printed Name

Address:

Telecopier No

Exhibit A
INDEMNIFIABLE EVENTS AND LIMIT AMOUNTS

		Limit Amount
Identifiable Event		(in US$ Million)

1.	Any claim or demand made by customers suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.	50

2.	Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business	50

3.	Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company its subsidiaries or affiliates relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.	50

4.	Any claim or demand made under any securities laws of any jurisdiction and/or any stock exchange rules and regulations of any jurisdiction or by reference thereto, or related in the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.	The higher of (i) 70; and (ii) 50 percent (50%) of outstanding shares multiplied in the last reported share price at its principle exchange prior to the occurrence giving rise to the indemnifiable event, or if not then traded on any exchange, the price per share in the Company’s last round of public or private financing.

5.	Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights by the Company, its subsidiaries or affiliates, including without limitation confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.	50

6.	Actions taken in connection with the intellectual property of the Company and any subsidiary or affiliate, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereto.	50

		Limit Amount
Identifiable Event		(in US$ Million)

7.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates	50

8.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf	50

9.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not	50

10.	Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with such products, for damages or losses related to such use or treatment	50

11.	Any administrative, regulatory or judicial actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for. contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of; or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by Lumenis Ltd. or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.	50

		Limit Amount
Identifiable Event		(in US$ Million)

12.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its subsidiaries, or any of their respective businesses or operations, including, without limitation, the rules and regulations imposed or enforced by the United States Food and Drug Administration, or any similar governmental entity, or the terms and conditions of any operating certificate or licensing agreement	50

13.	Participation and/or non-participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.	50

14.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.	50

15.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.	50

16.	Resolutions and/or actions relating to a merger of the Company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.	50